

Mail Stop 4628

September 19, 2016

Arty Straehla
Chief Executive Officer
Mammoth Energy Services, Inc.
4727 Gaillardia Parkway, Suite 200
Oklahoma City, OK 73142

> **Re: Mammoth Energy Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-213504**

Dear Mr. Straehla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 56

Results of Operations, page 59

1.   We note in response to comment to prior comment nine from our letter to you dated August 11, 2016 you relabeled the non-GAAP measure, Adjusted Gross Profit which you reconcile to net income. However, you continue to present this measure in the table of selected operating data on page 59 and in your results of operation discussion without comparable presentation of gross profit complied in accordance with GAAP. As previously requested, please reposition this non-GAAP measure and the related discussion and analysis to follow the GAAP information consistent with the guidance in C&DI 102.10, available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. Please include a discussion of your cost of revenues, on a consolidated basis and by segment, consistent with requirements of Item 303(a) and Instruction 1 to paragraph 303(a) of Regulation S-K and the guidance in Section 501.12.b of the Financial Reporting Codification.

3. Given your present non-GAAP reconciliation, please explain why you have labeled the non-GAAP measure Adjusted Gross Profit rather than Adjusted Net Income. As a reporting company you may be required to present gross profit in your table of selected quarterly financial data within your annual reports under Item 302(a)(1) of Regulation S-K. Please tell us what consideration you have given to presenting gross profit computed in accordance with GAAP, as the measure to which you reconcile your non-GAAP measure.

Underwriting, page 124

4. We note your response to prior comment 15 from our letter to you dated August 11, 2016, and we also note that you deleted the name of the underwriter that appeared in the initial submission. Please include the name(s) of the lead underwriter(s) in your next amendment. We will not be in a position to process that amendment without the requested disclosure.

Consolidated Financial Statements of Mammoth Energy Partners LP, page F-2

5. Rule 5-03(b)(2) of Regulation S-X requires that you separately identify the costs associated with each source of revenues that you are required to report.   It appears you should specify the amount of depreciation and amortization expense that is attributable to, but which you have excluded from, each cost of revenue category.

Exhibits

6. Please re-file your revolving credit facility to include the exhibits and schedules that constitute part of the agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources